SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 4)*

Flanigan’s Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

338517105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 338517105	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Jonathan Politano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 151,520.597 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 151,520.597 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,520.597 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See Item 4.

CUSIP No. 338517105	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

Flanigan’s Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

5059 N.E. 18th Avenue, Fort Lauderdale, Florida 33334.

Item 2(a).	Name of Person Filing.

Jonathan Politano.

Item 2(b).	Address of Principal Business Office.

18305 Biscayne Boulevard, Suite 400, Aventura, Florida 33160.

Item 2(c).	Citizenship.

Mr. Politano is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.10 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

338517105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), identify the status of the person filing.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 151,520.597 (1).

(b) Percent of class: 8.2% (2).

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 151,520.597 (1).

(ii) Shared power to vote or direct the vote: 0.

(iii) Sole power to dispose or direct the disposition of: 151,520.597 (1).

(iv) Shared power to dispose or direct the disposition of: 0.

CUSIP No. 338517105	SCHEDULE 13G	Page 4 of 5 Pages

(1)	Includes 100 shares held in a Simplified Employee Pension Plan.
(2)	Calculated on the basis of 1,858,647 shares of Common Stock outstanding as of January 22, 2016, as disclosed in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 26, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 338517105	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

/s/ Jonathan Politano
Jonathan Politano